SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 FORM 12b-25

NOTIFICATION OF LATE FILING: FORM 10-KSB for the year ended December 31, 2000

Commission File Number: 000-30933
CUSIP NUMBER 60915G 10 2

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

                        PART I. Registrant Information

Full name of Registrant:  MONARCH MEDIA AND ENTERTAINMENT GROUP, INC.
                          -------------------------------------------
Former Name: Not Applicable

Address of principal office: 604 Columbia Street, Suite 200, New Westminster,
                             ------------------------------------------------
B.C. V3M 1A5
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                      PART II. Rule 12b-25 (b) and (c)

If the Report could not be filed without unreasonable effort or expense and Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

[x] (a) The reasons described in reasonable detail in Part III hereof could not be eliminated without unreasonable effort or expense.

[x] (b) The subject Annual Report will be filed on or before the 14th calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) is attached, if applicable.

                            PART III. Narrative

The Company needs additional time to complete the preparation of its financial statements. The Company expects its audited financial statements will be completed within the time required by this notification.

                         PART IV. Other Information

(1) Name and telephone number of person to contact regarding this notification:
        Tom Williams, President     604 532 2888
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(2) Have all other periodic reports required under Section 13 or 15(d) of the
Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such reports, been filed?
[X] Yes   [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report?
[ ] Yes [x] No


                 MONARCH MEDIA AND ENTERTAINMENT GROUP, INC.
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               (Name of Registrant as specified in its charter)
has caused this notification be signed on its behalf by the undersigned thereunto duly authorized:

Dated: April 2, 2001


By:    /s/ Tom Williams
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       Tom Williams
Title: President



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